~~Exhibit 2~~

~~**Schedule B to Liquidnet, Inc. Form BD**~~
~~**BD – Indirect Owners**~~

~~Ownership Codes:~~

~~NA - less than 5%~~
~~A - 5% but less than 10%~~
~~B - 10% but less than 25%~~
~~C - 25% but less than 50%~~
~~D - 50% but less than 75%~~
~~E - 75% or more~~

~~**Full Legal Name, DE/FE/I, Entity in Which Interest Is Owned, Status, Date Acquired, Own. Code, Control Person, PR, CRD # (or S.S. No., IRS Tax #, Emp. ID)**~~

~~TP ICAP Holdings Limited, FE, Liquidnet Holdings, Inc., Shareholder, 03/2021, E, Y, N, Foreign~~
~~TP ICAP Group plc, FE, TP ICAP Holdings Limited, Shareholder, 03/2021, E, Y, N, Foreign~~